

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 5, 2017

Via E-mail
Mr. Anthony Krug
Chief Financial Officer
Mack-Cali Realty Corporation
Mack-Cali Realty, L.P.
Harborside 3, 210 Hudson Street, Suite 400
Jersey City, NJ 07311

> **Re: Mack-Cali Realty Corporation**
> **Mack-Cali Realty, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 28, 2017**
>
> **Form 8-K**
> **Filed August 2, 2017**
> **File No. 001-13274 (Corp.)**
> **File No. 333-57103 (L.P.)**

Dear Mr. Krug:

We have reviewed your September 12, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2017 letter.

Form 8-K filed August 2, 2017

Exhibit 99.1

Net Asset Value, page 8

1.   Please address the following with respect to your response to our prior comment 1:

- Please expand your disclosure to separately present those assets for which different valuation methodologies are used and disclose the significant inputs used including, but not limited to, net operating income and capitalization rates used to value your investment in joint ventures.
- Please explain to us in greater detail how you determined an estimated per apartment unit value or per square foot office space value is useful in determining the value of land. In addition please clarify for us how you determine the per apartment unit or per square foot office space values.
- Please tell us in greater detail why you believe that providing additional comparative valuation information would not be meaningful to investors or useful to an understanding of the financial statements and supplemental information. Your response should consider how assumptions used to arrive at your calculation of NAV can be derived from significant management judgement.
- We note in your response that due to a current low level of volatility in capitalization rates, a sensitivity analysis would not be useful to investors. Given the significance of capitalization rates to a sensitivity analysis of estimating NAV, please clarify and/or revise your disclosure to provide a sensitivity analysis for the significant inputs into your valuation calculation.
- Please explain to us how your multi-family valuation analysis on page 36 of your supplemental package reconciles to the full valuation analysis on page 8.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities